FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 19, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   December 19, 2007

By: Signed "James Sharpe"

James Sharpe

Interim Chief Financial Officer

NORSAT TO OPEN RESEARCH AND DEVELOPMENT FACILITY IN KOREA

New facility to be located in major South Korean technology development centre

Vancouver, British Columbia – December 19th, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced plans to open a research and development facility in South Korea. Scheduled to open by the first quarter of 2008, the new R&D facility will focus specifically on components for both the company’s Microwave Products and Satellite Systems business units.

“Extending our operations into Korea will facilitate our overall growth initiatives and accelerate our R&D efforts,” said Dr. Amiee Chan, president and CEO Norsat International Inc. “Norsat Korea will provide us with a cost-effective means for driving continued expansion of our product portfolio, and by establishing a local presence in Korea, we will be well positioned to successfully introduce our full suite of satellite products to a new and growing geographic market.”

Norsat’s R&D centre will be located in Daejeon Metropolitan City, which is South Korea’s fifth largest city and the home of Daedeok Science Town, a science park comprised of more than 230 research and educational institutions. With 18 universities, including the Korea Advanced Institute of Science and Technology (KAIST), the Information and Communications University (ICU), and Chungnam National University (CNU), Daejeon boasts a highly qualified technical and research oriented labour force, which is growing by approximately 20,000 graduates per year.

Dr. Chan continued: “Daejeon is a city that has made significant effort to become a leading technology development centre – a natural fit for our new facility. We will be able to leverage the benefits of a well established R&D industry infrastructure and tap into a skilled and experienced employee base, keeping us ahead of the technology development curve.”

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Kristen Dickson

Investor Relations

The Equicom Group

Tel: 416-815-0700 x 273
Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the nine months ended September 30, 2007, and the Management Discussion and Analysis for the nine months ended September 30, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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